UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated 23 May, 2013

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")


**ACQUISITION OF SECURITIES BY CLIENTS OF ALLAN GRAY PROPRIETARY LIMITED ("Allan Gray")**

In accordance with section 122(3)(b) of the Companies Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Sibanye Gold has received formal notification that clients of Allan Gray have, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares of the Company held by Allan Gray's clients now amounts to 10.1332% of the total issued ordinary shares of the Company.

 ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

23 May 2013
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 23, 2013

| | |
|---|---|
| By: | /s/ Charl Keyter |
| Name: | Charl Keyter |
| Title: | Chief Financial Officer |